15026174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 17 2015
Washington DC
404

SEC FILE NUMBER
8- 43350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/03/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARIVE Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 Cedar St., Suite 910
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Thompson 651-433-7188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd North (Address) St. Paul (City) MN (State) 55042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Chad Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARIVE Capital Markets, LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA L KAUFMAN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Andrea L Kaufman
Notary Public

Chad Thompson
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arive Capital Markets, LLC

(A Wholly Owned Subsidiary of Arive Holdings, LLC)
St. Paul, Minnesota

Financial Statements and Additional Information

Period from September 3, 2013 (date of inception)
through December 31, 2014

Arive Capital Markets, LLC
(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Financial Statements and Additional Information
Period from September 3, 2013 (date of inception) through December 31, 2014

Table of Contents

WIPFLi LLP

Report of Independent Registered Public Accounting Firm

To the Members
of Arive Capital Markets, LLC

We have audited the accompanying financial statements of Arive Capital Markets, LLC (a Minnesota corporation), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, changes in members' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the period from September 3, 2013 (date of inception) through December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Arive Capital Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arive Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the period from September 3, 2013 (date of inception) through December 31, 2014, in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company's significant operating losses since inception, and the member's deficit that exists at December 31, 2014, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty. Our opinion is not modified with respect to that matter.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Arive Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Arive Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
April 13, 2015

Arive Capital Markets, LLC
(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Balance Sheet
December 31, 2014

Assets		
Cash	$	40,051
Deposit with clearing organization		25,000
Accounts receivable		4,612
Other assets		7,134
Goodwill		65,000
TOTAL ASSETS	$	141,797
Liabilities and Member's Deficit		
Liabilities:		
Accounts payable	$	31,483
Payroll liabilities		10,893
Accrued interest		679
Subordinated debt		100,000
Total liabilities		143,055
Member's deficit		(1,258)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	141,797

See accompanying notes to financial statements.

Arive Capital Markets, LLC.

(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Statement of Operations
Period from September 3, 2013 (date of inception) through December 31, 2014

Revenue -		
Commissions	$	180,951
Expenses:		
Commissions and compensation		182,424
Regulatory and professional fees		45,169
Communications		24,054
Other		23,692
Insurance		13,253
Interest		8,838
Occupancy		6,290
Clearing fees		4,945
Total operating expenses		308,665
Net loss	$	(127,714)

See accompanying notes to financial statements.

Arive Capital Markets, LLC
(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Statement of Member's Equity (Deficit)
Period from September 3, 2013 (date of inception) through December 31, 2014

Balance at September 3, 2013	$	-
Contributed capital		126,456
Net loss		(127,714)
Balance at December 31, 2014	$	(1,258)

See accompanying notes to financial statements.

Arive Capital Markets, LLC
(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Period from September 3, 2013 (date of inception) through December 31, 2014

Subordinated debt at September 3, 2013	$ -
Issuance of subordinated debt	100,000
Subordinated debt at December 31, 2014	$ 100,000

See accompanying notes to financial statements.

Arive Capital Markets, LLC
(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Statement of Cash Flows
Period from September 3, 2013 (date of inception) through December 31, 2014

Increase (decrease) in cash:	
Cash flows from operating activities:	
Net loss	$ (127,714)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Deposit with clearing organization	(25,000)
Accounts receivable	(4,612)
Other assets	(7,134)
Accounts payable	31,483
Payroll liabilities	10,893
Accrued interest	679
Total adjustments	6,309
Net cash provided by (used in) operating activities	(121,405)
Cash flows from financing activities:	
Subordinated Debt	100,000
Contributed capital	61,456
Net cash provided by financing activities	161,456
Net change in cash	40,051
Cash at beginning of year	-
Cash at end of year	$ 40,051
Supplemental cash flow information:	
Cash paid for interest	$ 8,159
Non-cash financing activities:	
Purchase of member's interest by Parent and related goodwill as a result of applying push down accounting rules to business acquisition	$ 65,000

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Arive Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Arive Holdings, LLC (the "Parent").

Business Acquisition

On September 3, 2013, Arive Holdings, LLC acquired 100% of the member's interests in Reid and Associates, LLC. for $65,000. On October 22, 2013, the Parent changed the name of Reid and Associates, LLC to Arive Capital Markets, LLC. At the time of the acquisition, no tangible or identifiable intangible assets were acquired, and no liabilities were assumed. The Company has utilized push down accounting rules and has recorded $65,000 of goodwill resulting from this acquisition.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company's evaluation of goodwill completed as of December 31, 2014, resulted in no impairment losses.

Note 1 Summary of Significant Accounting Policies (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Income Taxes

The Company is organized as a Limited Liability Company. In lieu of corporate income taxes, the sole member is taxed on the Company's taxable income. Therefore, no liability for income taxes is presented in these financial statements.

Income tax returns for the year ended 2013 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2014.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the period from September 3, 2013 (date of inception) through December 31, 2014, was not material.

Subsequent Events

Subsequent events have been evaluated through April 13, 2015, which is the date the financial statements were available to be issued.

Note 2 Deposit with Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of trade date. The Company is required to maintain a minimum $25,000 deposit with the organization to collateralize certain transactions.

Note 3 Operating Lease

The Company has two short term operating lease agreements for its office facilities. Total rent expense for the period from September 3, 2013 (date of inception) through December 31, 2014, was $6,290.

Note 4 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable, which are unsecured. Accounts receivable are stated at the amount the Company expects to collect. No allowance for doubtful accounts is deemed necessary at December 31, 2014, and the Company has not experienced any losses from such accounts.

Note 5 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $26,853 and a net capital requirement of $5,000.

Note 6 Subordinated Debt

On December 5, 2013, members of the Parent loaned $100,000 to the Company for working capital. The loans mature on December 5, 2018. Interest accrues at 8.25% and is payable at the maturity date or earlier at the discretion of the Company. This debt is subordinated to all other creditors of the Company.

Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 Subsequent Event and Management's Plan

The Company has incurred operating losses of approximately $128,000 since inception, and had a member's deficit of $1,258 at December 31, 2014. Until the Company can grow revenues to the level that can support the current cost structure, management believes that the losses will continue. Since inception, the Company has been funded by capital contributions and the issuance of subordinated debt that does not mature until 2018. Effective March 12, 2015, Members of the Parent (the "sellers") executed a Purchase Agreement to sell 75.1% of the Parent's ownership of the Company to new investors (the Buyer) for $75,000. Per the agreement, 24.9% was acquired for $1 upon execution of the Purchase Agreement, and the remaining balance is to be paid at the closing of the transaction. However, at the discretion of the Buyer, they can decide not to make the additional payment and forego purchasing the additional ownership. In addition, if the transaction does not receive regulatory approval, the Buyer may retain the 24.9% ownership or sell it back to the sellers for $1. Subsequent to March 12, the Buyer has contributed $45,000 to the Company to cover losses incurred during the first three months of 2015, and in accordance with the agreement plan to cover any additional losses until the transaction is closed. If the transaction is not closed and regulatory approval is not received, there are not any alternative plans currently in place to fund the company.

Additional Information

Arive Capital Markets, LLC

(A Wholly Owned Subsidiary of Arive Holdings, LLC)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital:		
Total member's equity (deficit)		
Member's equity (deficiit)	$	(1,258)
Subordinated debt		100,000
Total member's equity (deficit)		98,742
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		6,889
Goodwill		65,000
Total nonallowable assets		71,889
Net capital	$	26,853
Aggregate indebtedness:		
Items included in balance sheet -		
Accounts payable and accrued expenses	$	43,055
Net capital requirement	$	5,000
Excess net capital	$	21,853
Ratio: Aggregate indebtedness to net capital		1.60 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended and unaudited December 31, 2014, Part IIA FOCUS filed in April 2015.

See Independent Auditor's Report.

WIPFLi

Independent Accountant's Report on a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

To the Members
of Arive Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemptive Provision Under Rule 15c3-3, in which (1) Arive Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arive Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Arive Capital Markets, LLC stated that Arive Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arive Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arive Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
April 13, 2015

WIPFLi
CPAs and Consultants

Wipfli LLP
8665 Hudson Boulevard North
Suite 200
St. Paul, MN 55042
651.636.6468
fax 651.636.6087
www.wipfli.com

April 13, 2015

Arive Capital Markets, LLC
325 Cedar Street, Suite 910
St. Paul, MN 55101

In planning and performing our audit of the financial statements of Arive Captial Markets, LLC as of December 31, 2014 and for the period from September 3, 2013 (date of inception) through December 31, 2014, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiencies that we believe to be material weaknesses.

Segregation of Duties

The size of the Company's staff in charge of accounting and reporting functions indicates a lack of segregation of duties over financial reporting. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. Without adequate segregation of duties, the likelihood that unauthorized, erroneous, or fraudulent transactions will be prevented or detected in a timely fashion is significantly diminished, which may result in financial statements that are materially misstated. Because there is a lack of oversight or compensating controls over this function, a material weakness in internal control exists.

Material Audit Adjustments

We proposed adjusting journal entries related to accrued commissions payable, accounts payable, and prepaid expenses, as well as adjustments to the Computation of Net Capital Under Rule 15c3-1, and the statement of changes in liabilities subordinated to claims of general creditors which we deem to be material in relation to the financial statements taken as a whole. The fact that the management did not discover these material adjustments prior to our audit suggests that a material weakness exists in the Company's internal controls that adversely affect the Company's ability to report financial data reliably in accordance with accounting principles generally accepted in the United States.

This letter is intended solely for the information and use of Arive Capital Management, LLC, management, FINRA, and the SEC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Wipfli LLP

Wipfli LLP
April 13, 2015